UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d -2(a)
(Amendment No. 10)*

DEVRY EDUCATION GROUP INC.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

251893103
(CUSIP Number)

Shanda Scibilia
International Value Advisers, LLC
717 Fifth Avenue, 10th Floor
New York, NY 10022
(212) 584-3570
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2017
(Date of Event Which Requires Filing of This Statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [   ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                    The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 251893103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

International Value Advisers, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds

AF
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware, United States
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
owned by		2,769,066
Each	9.	Sole Dispositive Power
Reporting
Person		0
With:	10.	Shared Dispositive Power

		2,984,568
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,984,568
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11) 4.8%

14.	Type of Reporting Person (See Instructions)

IA

CUSIP No. 251893103

1.	Names of Reporting Persons.
I. R.S. Identification Nos. of above persons (entities only).

Charles de Vaulx
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds

OO
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

France
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
owned by		2,769,066
Each	9.	Sole Dispositive Power
Reporting
Person		0
With:	10.	Shared Dispositive Power

		2,984,568
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,984,568
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11) 4.8%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 251893103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Charles de Lardemelle
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds

OO
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

United States
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
owned by		0
Each	9.	Sole Dispositive Power
Reporting
Person		0
With:	10.	Shared Dispositive Power

		2,984,568
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,984,568
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11) 4.8%

14.	Type of Reporting Person (See Instructions)

IN

EXPLANATORY NOTE

This Amendment No. 11 to Schedule 13D (the “Amendment”) is being filed with respect to the Reporting Persons’ beneficial ownership in DeVry Education Group Inc. (“DeVry” or the “Issuer”). This amendment supplements the Schedule D as previously filed on June 22, 2016 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in Schedule 13D.

As of April 20, 2017, the Reporting Persons beneficially own less than five percent of the Shares of the Issuer. This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 2. Identity and Background

Item 2 a. is hereby amended and restated as follows:

The Shares reported herein are held by various separately managed account clients (the “Managed Accounts”) and certain funds (the “Funds”) under the management and control of International Value Advisers, LLC (“IVA”), a Delaware limited liability company and an investment adviser registered under the Investment Advisers Act of 1940. The Funds are the following: (i) IVA Worldwide Fund, an investment company registered under the Investment Company Act of 1940, as amended (“WORLD”); (ii) IVA Global Delaware Fund, L.P., a Delaware limited partnership (“GLOBAL”); and (iii) IVA Global SICAV, an investment company registered in the Grand Duchy of Luxembourg as an undertaking for collective investment in transferable securities (“SICAV”). IVA is also the managing partner of GLOBAL’s general partner. Charles de Vaulx and Charles (“Chuck”) de Lardemelle are portfolio managers (each a “PM”, and together, the “PMs”) for the Managed Accounts and Funds and, as such, have the authority to make decisions regarding disposition of all Shares. Charles de Vaulx also acts as Chief Investment Officer (the “CIO”) of IVA and has the authority to make decisions regarding voting of some of the Shares.

Item 5. Interest in Securities of the Issuer

Item 5 a., b. and e. is hereby amended and restated as follows:

The aggregate percentage of Share reportedly owned by each person named herein is based upon 62,885,000 Shares outstanding, as of January 26, 2017 and reported in the Issuer’s Form 10-Q filed on February, 2, 2017.

1.	IVA

a)

As of April 25, 2017, 2,984,568 Shares in aggregate were deemed to be beneficially owned by IVA, as the investment manager to i) WORLD which owns 1,805,698 Shares constituting 2.9% of the Issuer’s outstanding Shares, ii) GLOBAL which owns 143,117 Shares constituting 0.2% of the Issuer’s outstanding Shares, iii) SICAV which owns 212,929 Shares constituting 0.3% of the Issuer’s outstanding Shares, and iv) the Managed Accounts which own 822,824 Shares constituting 1.3% of the Issuer’s outstanding Shares.

Percentage: 4.8%

	b)	Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 2,769,066 Sole power to dispose or direct the disposition: 0 Shared power to dispose or direct the disposition: 2,984,568

2.	Charles de Vaulx

	a)	Mr. De Vaulx, as the CIO and managing member of IVA, may be deemed the beneficial owner of 2,984,568 Shares owned by the Funds and the Managed Accounts.

Percentage: 4.8%

b)	Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 2,769,066 Sole power to dispose or direct the disposition: 0 Shared power to dispose or direct the disposition: 2,984,568

3.	Chuck de Lardemelle

	a)	Mr. de Lardemelle, as a PM and managing member of IVA, may be deemed the beneficial owner of 2,984,568 Shares owned by the Funds and the Managed Accounts.

Percentage: 4.8%

	b)	Sole power to vote or direct the vote: 0 Shared power to vote or direct the vote: 0 Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 2,984,568

(e) On April 20, 2017, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares of the Issuer.

As of April 25, 2017, the Reporting Persons collectively beneficially owned an aggregate of 2,984,568 Shares, constituting 4.8% of the Issuer’s outstanding Shares.

Each Reporting Person, as a member of a “group” with the other Reporting Persons, may be deemed beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7. Material to be Filed as Exhibits

Exhibit A	Transactions in Shares that were effected by IVA since the most recent filing of 13D/A on April 17, 2017.

SIGNATURE

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2017

International Value Advisers, LLC

By:	/s/ Michael W. Malafronte
Name:	Michael W. Malafronte
Title:	Managing Partner

Charles de Vaulx

/s/ Charles de Vaulx

Charles de Lardemelle

/s/ Charles de Lardemelle

EXHIBIT INDEX

Exhibit A	Transactions in Shares that were effected by IVA since the most recent filing of 13D/A on April 17, 2017.

Exhibit B	Joint Filing Agreement*

Exhibit C	Support Agreement, dated June 29, 2016 by and among DeVry Education Group, Inc., International Value Advisers, LLC (“IVA”), and Michael Malafronte*

Exhibit D	Letter Agreement, dated December 9, 2016, by and among DeVry Education Group, Inc., International Value Advisers, LLC (“IVA”), and Michael Malafronte*

*Previously Filed

Exhibit A

TRANSACTIONS SINCE THE MOST RECENT FILING

The Reporting Persons engaged in the following transactions in shares of Common Stock of the Issuer since the most recent filing of Schedule 13D/A on April 17, 2017:

		Transaction Type
Account	Date of Transaction	(Purchase or Sale)	Shares	Price

GLOBAL	4/20/2017	Sale	17,783	$35.84
WORLD	4/20/2017	Sale	226,275	$35.84
SICAV	4/20/2017	Sale	26,139	$35.84
Managed Accounts	4/20/2017	Sale	102,726	$35.84